UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report
F5, Inc.
(Exact name of registrant as specified in its charter)

Washington	000-26041	91-1714307

(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

801 5th Avenue
Seattle, WA	98104
(Address of principal executive offices)	(Zip Code)

Tom Fountain
Executive Vice President of Global Services and Chief Strategy Officer
(206) 272-5555
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
A copy of the F5, Inc. Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at https://investors.f5.com/esg.
Item 1.02 Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.
Section 2 - Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this report:

Exhibit 1.01	Conflict Minerals Report for the reporting period January 1 to December 31, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

F5, INC. (Registrant)
By:	/s/ Tom Fountain	Date: May 31, 2023
Tom Fountain
Executive Vice President of Global Services and Chief Strategy Officer